UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation              CERTIFICATE PURSUANT TO RULE
(File No. 70-9533)                               24 UNDER THE PUBLIC UTILITY
                                                 HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 14, 2000, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period July 1, 2000 through September 30, 2000. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1.       SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         No new shares of SCANA common stock were issued under such plans. In the third quarter, 2,389 options were granted pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. There were 158,119 options granted in the second quarter which were inadvertently omitted from that Rule 24 Certificate. 170,742 shares of SCANA common stock were purchased in the open market for issuance pursuant to the SCANA Investor Plus Plan and 348,651 shares of SCANA common stock were purchased in the open market for issuance pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

                  4.       SCANA guarantees issued during the quarter:

         None

5. SCANA debt issued and Utility Subsidiary short-term debt issued during the quarter:

         A.  SCANA debt issuances:
              $300 million in medium-term notes issued through Credit Suisse First Boston Corporation during the quarter, at an interest rate of the three-month LIBOR plus 65 basis points determined as of July 11, 2000 and reset quarterly.

              The maximum amount of short-term indebtedness of SCANA outstanding at any one time during the period was $91.4 million.

B. Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:
              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch during the quarter, ranging from $0.7 million to $26.4 million, at interest rates ranging from 6.56% to 6.62%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $97.1 million.

              Public Service Company of North Carolina, Incorporated:
              Short-term bank loans issued from First Union National Bank of N.C., Wachovia Bank of N. C., N.A., Branch Banking & Trust Co. and Bank of America, N.A. during the quarter, ranging from $0.5 million to $16.5 million, at interest rates ranging from 7.0% to 7.235%.

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch during the quarter, ranging from $1.0 million to $63.5 million, at interest rates ranging from 6.52% to 6.63%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any one time during the period was $125.0 million.

              South Carolina Generating Company, Inc.:
              None

6. Utility Subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         See item 5B above.

7. Forms U-6B-2 filed with the Commission during the quarter:

         None

8. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter.

         SCANA Consolidated Balance Sheet (Incorporated by reference to the filing of SCANA Corporation on Form 10-Q for the period ended September 30, 2000).

         South Carolina Electric & Gas Company Balance Sheet (Incorporated by reference to the filing of South Carolina Electric & Gas Company on Form 10-Q for the period ended September 30, 2000).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Incorporated by reference to the filing of Public Service Company of North Carolina, Incorporated on Form 10-Q for the period ended September 30, 2000).

         South Carolina Generating Company, Inc. Balance Sheet (Not applicable).

9. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter.

         Public Service Company of North Carolina, Incorporated Form S-3 filed September 6, 2000 (Incorporated by reference to Public Service Company of North Carolina, Incorporated File No.
         333-45206), which has not yet been declared effective.

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                            SCANA Corporation
                                                   Registrant





                                    by:      s/Mark R. Cannon
                                             Mark R. Cannon
                                                 (Name)
                                               Controller
                                                (Title)

Dated:  November 21, 2000